UNITED STATES
		   SECURITIES AND EXCHANGE COMMISSION
			 WASHINGTON, D.C. 20549

			      FORM U-13-60

			      ANNUAL REPORT

			     FOR THE PERIOD

	  Beginning January 1, 2000  and Ending  December 31, 2000

				 TO THE

		 U.S. SECURITIES AND EXCHANGE COMMISSION

				   OF


			ENTERGY ENTERPRISES, INC.
   ___________________________________________________________________
		    (Exact Name of Reporting Company)


A       Subsidiary                              Service Company
  ________________________________________________________
     ("Mutual " or "Subsidiary")


Date of Incorporation December 30, 1983 If not Incorporated, Date of
Organization          __________________

State or Sovereign Power under which Incorporated or Organized
Louisiana

Location of Principal Offices of Reporting Company 639 Loyola Avenue, New Orleans, Louisiana 70113

Name, title and address of officer to whom correspondence concerning this report should be addressed:


Mr. Steven C. McNeal   Vice President and Treasurer
       (Name)                     (Title)

P.O. Box 61000, New Orleans, La. 70161
		(Address)

Name of Principal Holding Company Whose Subsidiaries are served by Reporting Company:

			Entergy Corporation

			1 of 27 pages

		INSTRUCTIONS FOR USE OF FORM U-13-60

1.  Time of Filing.
    Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the Instructions for that form.

2.  Number of Copies.
    Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report become necessary.

3.  Period Covered by Report.
    The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.  Report Format.
    Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to each size.

5.  Money Amounts Displayed.
    All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate and subject to provisions of Regulation S-X (SS210.3-01(b)).

6.  Deficits Displayed.
    Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, 210.3-01(c))

7.  Major Amendments or Corrections.
    Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.  Definitions.
    Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service
    Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.  Organization Chart.
    The service company shall submit with each annual report a copy of its current organization chart.

10. Methods of Allocation.
    The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange
    Commission pursuant to the Public Utility Holding Company Act of
    1935.

11. Annual Statement of Compensation for Use of Capital Billed.
    The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use of capital billed during the calendar year.

				2 of 27 pages

	       LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

							 Schedule or     Page
   Description of Schedules and Accounts               Account Number   Number

Comparative Balance Sheet                               Schedule I        4-5
Service Company Property                                Schedule II         6
Accumulated Provision for Depreciation and
   Amortization of Service Company Property             Schedule III        7
Investments                                             Schedule IV         8
Accounts Receivable from Associate Companies            Schedule V          8
Fuel Stock Expenses Undistributed                       Schedule VI         9
Stores Expense Undistributed                            Schedule VII        9
Miscellaneous Current and Accrued Assets                Schedule VIII      10
Miscellaneous Deferred Debits                           Schedule IX        10
Research, Development, or Demonstration Expenditures    Schedule X         10
Proprietary Capital                                     Schedule XI        11
Long-Term Debt                                          Schedule XII       12
Current and Accrued Liabilities                         Schedule XIII      13
Notes to Financial Statements                           Schedule XIV       13
Comparative Income Statement                            Schedule XV        14
Analysis of Billing - Associate Companies               Account 457        15
Analysis of Billing - Nonassociate Companies            Account 458        16
Analysis of Charges for Service - Associate
   and Nonassociate Companies                           Schedule XVI       17
Schedule of Expense of Department or Service Function   Schedule XVII      18
Departmental Analysis of Salaries                       Account 920        19
Outside Services Employed                               Account 923        20
Employee Pensions and Benefits                          Account 926        21
General Advertising Expenses                            Account 930.1      21
Miscellaneous General Expenses                          Account 930.2      22
Rents                                                   Account 931        22
Taxes Other Than Income Taxes                           Account 408        23
Donations                                               Account 426.1      23
Other Deductions                                        Account 426.5      24
Notes to Statement of Income                            Schedule XVIII     24
Financial Data                                          Schedule XIX       25

	       LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
									  Page
	      Description of Reports or Statements                       Number


Organization Chart                                                         26
Methods of Allocation                                                      26
Annual Statement of Compensation for Use of Capital Billed                 26
Signature Clause                                                           27


				3 of 27 pages

	   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.
		   Schedule I - Comparative Balance Sheet


Give balance sheet of the Company as of December 31 of the current and prior year.



Account               Assets and Other Debits                           As of December 31
								  Current           Prior
	 Service Company Property

  101    Service company property (Schedule II)                   $ 13,458,409      $ 8,209,493
  107    Construction work in progress (Schedule II)                 2,717,714           23,228
								  ------------------------------
	     Total Property                                         16,176,123        8,232,721
								  ------------------------------
  108    Less accumulated provision for depreciation and
	  amortization of service company property (Schedule III)    6,354,667        4,093,297
								  ------------------------------
	     Net Service Company Property                            9,821,457        4,139,424
								  ------------------------------
	 Investments

  123    Investments in associate companies (Schedule IV)                    -                -
  124    Other Investments (Schedule IV)                                30,000                -
  128    Special Funds (Schedule IV)                                    31,451          334,678
								  ------------------------------
	     Total Investments                                          61,451          334,678
								  ------------------------------
	 Current and Accrued Assets

  131    Cash                                                          (28,032)       6,810,817
  134    Other special deposits                                        115,080           20,288
  135    Working funds                                                 620,727          175,369
  136    Temporary cash investments (Schedule IV)                   23,134,088       12,532,578
  141    Notes Receivable                                            2,063,753        2,063,753
  142    Customer Accounts Receivable                                        -                -
  143    Accounts receivable                                            41,051          206,290
  144    Accumulated provision of uncollectible accounts            (2,063,753)      (2,063,753)
  146    Accounts receivable from associate companies
	  (Schedule V)                                              24,303,827       16,611,538
  152    Fuel stock expenses undistributed (Schedule VI)                     -                -
  154    Materials and supplies                                              -                -
  163    Stores expense undistributed (Schedule VII)                        (2)               -
  165    Prepayments                                                          -         737,824
  174    Miscellaneous current and accrued assets (Schedule VIII)        12,901          12,901
								   -----------------------------
	     Total Current and Accrued Assets                        48,199,640      37,107,605
								   -----------------------------
	 Deferred Debits

  181    Unamortized debt expense
  183    Preliminary survey and investigation charges                11,900,339       6,318,813
  184    Clearing accounts                                               56,229         (93,106)
  186    Miscellaneous deferred debits (Schedule IX)                    424,446      (3,580,568)
  188    Research, development, or demonstration expenditures
	   (Schedule X)                                                       -               -
  190    Accumulated deferred income taxes                           15,894,329      13,402,992
								   -----------------------------
	     Total Deferred Debits                                   28,275,343      16,048,131
								   -----------------------------
	     TOTAL ASSETS AND OTHER DEBITS                         $ 86,357,891    $ 57,629,838
								   =============================



			      4 of 27 pages

	   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.
		   Schedule I - Comparative Balance Sheet



Account     Account Liabilities and Proprietary Capital                     As of December 31
								  Current           Prior
	 Proprietary Capital

  201    Common stock issued (Schedule XI)                        $ 57,400,000     $ 57,400,000
  211    Miscellaneous paid-in-capital (Schedule XI)               257,000,000      209,000,000
  216    Unappropriated retained earnings (Schedule XI)           (285,327,531)    (247,964,240)
								  ------------------------------
	    Total Proprietary Capital                               29,072,469       18,435,760
								  ------------------------------
	 Long-Term Debt

  223    Advances from associate companies (Schedule XII)           14,500,000       14,500,000
  224    Other long-term debt (Schedule XII)                                 -                -
  225    Unamortized premium on long-term debt                               -                -
  226    Unamortized discount on long-term debt-debit                        -                -
  227    Capital Leases                                                      -                -
  228    Accumulated Misc. Operating Provision                       9,869,561                -
								  ------------------------------
	    Total Long-Term Debt                                    24,369,561       14,500,000
								  ------------------------------
	 Current and Accrued Liabilities

  231    Notes payable                                                       -                -
  232    Accounts payable                                            1,759,667        4,547,899
  233    Notes payable to associate companies (Schedule XIII)                -                -
  234    Account payable to associate companies (Schedule XIII)     14,396,592       15,496,740
  236    Taxes accrued                                              (5,984,740)      (4,789,567)
  237    Interest accrued                                                    -                -
  238    Dividends declared                                                  -                -
  241    Tax collections payable                                    (1,482,397)      (1,084,298)
  242    Miscellaneous current and accrued liabilities
	   (Schedule XIII)                                          22,234,993       10,567,126
								   -----------------------------
	    Total Current and Accrued Liabilities                   30,924,116       24,737,900
								   -----------------------------
	 Deferred Credits

  253    Other deferred credits                                      1,991,745          (43,822)
  255    Accumulated deferred investment tax credits                         -                -
								   -----------------------------
	     Total Deferred Credits                                  1,991,745          (43,822)
								   -----------------------------
  282    Accumulated Deferred Income Taxes                                   -                -

								  ------------------------------
	     TOTAL LIABILITIES AND PROPRIETARY CAPITAL            $ 86,357,891     $ 57,629,838
								  ==============================

			5 of 27 pages

	       ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC

		      For the Year Ended December 31, 2000

		      Schedule II - Service Company Property



					     Balance at                    Retirements              Balance
					     Beginning                          or     Other (1)    at Close
		   Description                of Year         Additions       Sales    Changes      of Year

 Service Company Property

Account
  301    Organization                                                                   $126,136    $126,136
  303    Miscellaneous Intangible Plant         173,995              213                             174,208
  304    Land and Land Rights
  305    Structures and Improvements
  306    Leasehold Improvements               2,623,882        2,593,453                           5,217,335
  307    Equipment
  308    Office Furniture and
	   Equipment                          5,411,617        2,533,769     4,656                 7,940,730
  309    Automobiles, Other Vehicles
	 and Related Garage Equipment
  310    Aircraft and Airport Equipment
  311    Other Service Company
	 Property (3)                        ---------------------------------------------------------------
			       SUB-TOTAL      8,209,494        5,127,435     4,656    126,136     13,458,409
					     ---------------------------------------------------------------
  107    Construction Work in Progress           23,228        2,701,582               (7,096)     2,717,714
					     ---------------------------------------------------------------
				   TOTAL     $8,232,722       $7,829,017    $4,656   $119,040    $16,176,123
					     ===============================================================



(1)  Provide an explanation of those changes considered material:

(2)  Subaccounts are required for each class of equipment owned.
     The service company shall provide a listing by subaccount of equipment additions during the year and the balance at the close of the year:


						    Balance at
	Subaccount Description       Additions     Close of Year

Office Furniture and Equipment
   Furniture                          $133,383      $2,456,939
   Computer Equipment                2,186,068       4,165,024
   Telephone                           214,318       1,318,767
				     -------------------------
		    TOTAL           $2,533,769      $7,940,730
				    ==========================


(3)  Describe other service company property:


			   6 of 27 pages

	       ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC

		      For the Year Ended December 31, 2000

   Schedule III - Accumulated Providion for Depreciation and Amortization
			  of Service Company Property



					     Balance at     Additions                 Other         Balance
					     Beginning      Charged to                Changes Add   at Close
		   Description                of Year       Account 403  Retirements  (Deduct) (1)  of Year

Account
   301    Organization                                                                 $126,136       $126,136
   303    Miscellaneous Intangible Plant
   304    Land and Land Rights
   305    Structures and Improvements
   306    Leasehold Improvements              1,146,037       840,151                                1,986,188
   307    Equipment                                           110,792                                  110,792
   308    Office Furniture and Fixtures       2,947,260     1,184,291                                4,131,551
   309    Automobiles, Other Vehicles
	    and Related Garage Equipment
   310    Aircraft and Airport Equipment
   311    Other Service Company Property
					     ------------------------------------------------------------------
				TOTAL        $4,093,297    $2,135,234                  $126,136     $6,354,667
					     ==================================================================


(1)  Provide an explanation of those changes considered material:

			  7 of 27 pages

	       ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC

		      For the Year Ended December 31, 2000

			    Schedule IV Investments


Instructions:
Complete the following schedule concerning investments. Under Account 124 "Other Investments," state each investment sparately, with description, including, the name of issuing company, number of shares or principal amount, etc.
Under Account 136, "Temporary Cash Investments," list each investment separately.





						      Balance at         Balance at
	    Description                               Beginning of year  Close of Year
Account 123 - Investment in Associate Companies
Account 124 - Investment (Options on land purchase)                          30,000

Account 128 - Special Funds
  Houston, Washington, London, & EOSI
    office security deposits                               334,678           31,451
Account 134 - Special Deposits                              20,288          115,080
Account 136 - Temporary Cash Investments
  Commercial paper                                       4,998,756       20,524,538
  Money market                                           7,533,822        2,609,550
						       ----------------------------
	TOTAL                                           12,532,578       23,134,088
						       ============================





	       ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC

		      For the Year Ended December 31, 2000

	       Schedule V - Accounts Receivable from Associate Companies


Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.




						      Balance at         Balance at
	    Description                               Beginning of year  Close of Year
Account 146 - Accounts Receivable from Associate
		Companies

See page 8A and 8B                                      16,611,538       24,202,935
						       ----------------------------
	TOTAL                                           16,611,538       24,202,935
						       ============================

									 Total
Analysis of Convenience or Accommodation Payments:                       Payments

See page 8B                                                              16,675,170
									 ----------
	TOTAL PAYMENTS                                                   16,674,170
									 ==========


				 8 of 27 pages

	 ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		For the Year Ended December 31, 2000

      Schedule V - Accounts Receivable from Associate Companies


Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

					      Balance at Balance at
			      Description      Beginning  Close of
						of Year     Year
Account 146 - Accounts Receivable from
Associate Companies
Entergy Power Development Corp.                7,430,117   6,011,753
Entergy S.A.                                     (40,679)    (40,679)
Entergy International Holdings, Ltd, LLC         144,602     628,523
Entergy Power, Inc.                               80,871     139,168
Entergy Power Edegel                             162,322     183,480
Entergy Pakistan, Ltd.                            98,138      95,076
Entergy Power CBA Holding, Ltd.                   (1,956)    (10,800)
Entergy Power Marketing Corp.                  2,010,826   3,737,568
Entergy Operations Services, Inc.                 92,366     119,613
Entergy Power Operations Corp.                   217,857     323,848
Entergy Power Edesur Holding                      60,297   (569,584)
Entergy Technologies Holding Co.                 277,002      63,011
Entergy Services Inc.                           (538,433) (1,109,181)
Entergy Holdings, Inc.                            19,509      24,045
Entergy Business Solutions LLC                    27,719      (1,081)
Entergy Thermal LLC                              260,009     193,723
Entergy Power Generation Corp.                   438,383     (27,346)
Entergy Power International Holdings Corp.       555,427     (57,304)
Entergy Technologies Corp.                       176,993     235,980
Entergy Enterprises Inc. (Divisions)           1,969,079     550,206
Entergy Nuclear Inc.                             578,187   2,341,400
Entergy Corporation                              138,520     103,338
Entergy Power Asia                               532,653     529,138
Entergy Power Chile, Inc.                         81,045     565,719
Entergy Trading & Marketing                      435,645   1,061,882
Entergy Global Power Operations Corp.                181         181
Entergy do Brazil                                (58,897)    (62,828)
Entergy Power Operations U.S., Inc.                  181         181
Kingsnorth Power Ltd.                             (2,014)
Entergy Enterprises-London Division                          533,120
Entergy Louisiana, Inc.                             (902)
Entergy Mississippi, Inc.                         (3,048)
Entergy New Orleans, Inc.                         (7,509)
Entergy Operations, Inc.                            (810)
Entergy Gulf States, Inc.                       (152,081)
Entergy Arkansas, Inc.                            (2,488)
Warren Power LLC                                           1,880,711



			     8-A of 27 pages

     ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		For the Year Ended December 31, 2000

     Schedule V - Accounts Receivable from Associate Companies


Instructions:
Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

					      Balance at Balance at
			      Description      Beginning  Close of
						of Year     Year
Account 146 - Accounts Receivable from Associate Companies
RS Cogen LLC                                               3,696,737
Entergy Power Gas Operations Corp                            476,084
Entergy Global Investments, Inc.                               5,142
Entergy Nuclear Generation Corp                1,632,426   2,277,456
Entergy Nuclear Indian Point 3, LLC                           20,468
Entergy Nuclear Fitzpatrick, LLC                              19,285
TLG Services, Inc.                                             1,614
Entergy Solutions, Ltd.                                      145,984
Entergy Solutions Supply, Ltd.                                 2,761
Entergy Retail LA Management Services, LLC-A                 107,913
Entergy Procurement Exchange Holding Company                   4,240
Entergy Nuclear Operations, Inc.                               2,390
					      ----------------------
					TOTAL 16,611,538  24,202,935
					      ======================


							    Total
Analysis of Convenience or Accommodation Payments:         Payments
Entergy Nuclear, Inc.                                      5,976,894
Entergy Nuclear Generation Corp                            5,262,395
Entergy International Holdings Ltd LLC                     3,172,662
Entergy Operations Services, Inc.                          1,970,271
Entergy Power, Inc.                                           45,196
Entergy Global Investments, Inc.                              13,200
Entergy Business Solutions, LLC                               67,144
Entergy Nuclear Indian Point 3, LLC                           20,468
Entergy Nuclear Fitzpatrick, LLC                              19,285
TLG Services, Inc.                                             1,614
Entergy Retail LA Management Services, LLC-A                 110,141
Entergy Solutions Supply, Ltd.                                 4,709
Entergy UK Enterprises, Ltd.                                   7,801
Entergy Nuclear Operations, Inc.                               2,390
							  ----------
					 TOTAL PAYMENTS   16,674,170
							  ==========


			   8-B of 27 pages

	 ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		For the Year Ended December 31, 2000

	    Schedule VI - Fuel Stock Expenses Undistributed


Instructions:
Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.


	      Description                 Labor      Expenses    Total

Account 152 - Fuel Stock Expenses
   Undistributed                          NONE         NONE       NONE





					 -----------------------------
				  TOTAL     0           0            0
					 =============================
Summary:





	       ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		    For the Year Ended December 31, 2000

		  Schedule VII - Stores Expense Undistributed


Instructions:
Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

	    Description                Labor       Expenses      Total

Account 163 - Stores Expense
   Undistributed                        NONE         NONE         NONE





				       -------------------------------
			      TOTAL      0            0              0
				       ===============================




			       9 of 27 pages

     ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

	       For the Year Ended December 31, 2000

  Schedule VIII - Miscellaneous Current and Accrued Assets


Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

					     Balance at    Balance at
			    Description      Beginning  Close of Year
					      of Year

Account 174 - Miscellaneous Current and Accrued Assets
Income Tax Receivable                             $12,901     $12,901

						  -------------------
						  $12,901     $12,901
						  ===================


     ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

	    For the Year Ended December 31, 2000

	 Schedule IX - Miscellaneous Deferred Debits


Instructions:
Provide detail of items in this account. Items less than $10,000 may be grouped by class showing the number of items in each class.

					       Balance at   Balance at
			      Description     Beginning of   Close of
						  Year         Year
Account 186 - Miscellaneous Deferred Debits

Employee Benefits and Taxes                   (3,065,749)  (2,537,129)
Non-Productive Time                             (623,567)    (308,338)
Note Receivable-Employee                          33,948       10,000
Intercompany Suspense                             74,800
Deferred Compensation                                        (360,378)
Deferred Project Costs                                      3,839,609
SAIC AP Clearing                                             (219,318)


					     -------------------------
				      TOTAL  ($3,580,568)    $424,446
					     =========================


     ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

	     For the Year Ended December 31, 2000

Schedule X - Research, Development or Demonstration Expenditures


Instructions.
Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

				  Description                 Amount

Account 188 - Research, Development, or                       ------
  Demonstration Expenditures                                   NONE
							      ------

						     TOTAL    ======




			     10 of 27 pages

	ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

	       For the Year Ended December 31, 2000

		 Schedule XI - Proprietary Capital



						     Number of Shares  Par or Stated     Outstanding Close of Period
       Account Number                Class of Stock     Authorized     Value Per Share   No. of Shares  Total Amount
       201                      Common Stock Issued      100,000        None             57,400          $57,400,000



       Instructions:
       Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

				       Description                                         Amount
       Account 211     Miscellaneous Paid-in Capital                                             $257,000,000
			 Capital contributions from Entergy Corp. to fund domestic
			 and international power development

       Account 215     Appropriated Retained Earnings                                             None
												 ------------
										  TOTAL          $257,000,000
												 ============


       Instructions:
       Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General
       Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

							   Balance at      Net Income     Dividends     Balance at
							  Beginning of     -or (loss)       Paid      Close of Year
		      Description                             Year
       Account 216  - Unappropriated Retained Earnings    ($247,964,240)   ($37,363,291)    None      ($285,327,531)
							  --------------   -------------   ------     --------------
						   TOTAL  ($247,964,240)   ($37,363,291)    - 0 -     ($285,327,531)
							  ==============   =============   ======     ==============
			      Page 11 of 27



    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		 For the Year Ended December 31, 2000

		     Schedule XII - Long-Term Debt

Instructions:
  Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.

				   Terms of Obligation                                 Balance at                        Balance at
				     Class & Series     Date of  Interest   Amount     Beginning                           Close
	  Name of Creditor           of Obligation      Maturity   Rate   Authorized    of Year   Additions  Deductions   of Year
Account 223 - Advances from
	       Associate Companies:
		 Entergy Corporation  Open account advance    -      -         -       $14,500,000       -         -    $14,500,000


Account 224 - Other Long-Term
			  Debt:                                                          None                              None



										       --------------------------------------------
									   TOTAL       $14,500,000       -         -    $14,500,000
										       ============================================
				12 of 27 pages


	      ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.
		      For the Year Ended December 31, 2000
		 Schedule XIII - Current and Accrued Liabilities

Instructions:
Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.



						  Balance at   Balance at
			Description              Beginning of   Close of
						     Year         Year
Account 233 - Notes Payable to Associate
  Companies                                          NONE         NONE


					   TOTAL

Account 234 - Accounts Payable to
Associate Companies
Entergy Services, Inc.                              5,011,858   5,245,790
Entergy Power Marketing Corp.                          29,235
Entergy Corporation                                 8,676,983   8,676,983
Entergy Enterprises Inc. (Divisions)                1,677,799     345,888
Entergy Louisiana                                       2,244       1,763
Entergy Gulf States                                    70,376      47,993
Entergy Mississippi                                     1,953       2,749
Entergy Operations                                         69      21,818
Entergy New Orleans                                         2          10
Entergy Arkansas                                       26,221      (6,402)
Entergy Thermal                                                    60,000
						  ------------------------
					   TOTAL  $15,496,740 $14,396,592
						  ========================
Account 242 - Miscellaneous Current and
Accrued Liabilities
Benefit Plans                                       7,899,946  18,732,088
Accrued Liabilities-Rent                              348,466   1,141,035
Accrued Liabilites-Payroll                          1,518,714   2,123,996
Accrued Liabilities - Litigation                      300,000     237,874
Accrued Liabilities - Office Relocations              500,000
						   -----------------------
					   TOTAL   10,567,126  22,234,993
						   =======================


	      ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.
		      For the Year Ended December 31, 2000
		   Schedule XIV - Notes to Financial Statements

Instructions:
The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See pages 13-A through 13-D


				 13 of 27 pages

      ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

	      For the Year Ended December 31, 2000

	  Schedule XIV - Notes to Financial Statements



1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  A. Organization

     Entergy Enterprises, Inc. (Enterprises or the Company), formerly Electec, Inc., is a diversified subsidiary of Entergy Corporation (Entergy) chartered in December 1983 to market the Entergy System's (the System) capabilities, expertise, and resources, and to engage in preliminary development activity relating to investments in qualifying facilities under the Public Utility Regulatory Policies Act.

     Enterprises' principal activities during 2000 included: (1) engaging in preliminary development activities with respect to various investment opportunities for the Entergy System,
     (2) marketing to non-associates the System's expertise and capabilities in energy-related areas, (3) marketing to non-associates intellectual property developed by System companies, (4) providing various consulting, management, administrative and support services to certain associate companies, and (5) providing directly, or indirectly through one or more special purpose subsidiary companies of Entergy or Enterprises, various operations and maintenance services to non-associate or certain associate companies,

     Enterprises was first authorized to conduct business as a subsidiary company for the System by order of the SEC dated
     January 11, 1983.

     All transactions between Enterprises and other System companies generally are on a full cost reimbursement basis, except that, pursuant to SEC orders and/or regulations, (1) Enterprises must reimburse Entergy Services, Inc. and certain other System companies for services at cost plus 5% and (2) Enterprises may charge market-based rates for services provided to non-utility associate companies under certain circumstances.


  B.  System of Accounts

     The accompanying financial statements include the accounts of Enterprises, which are maintained in accordance with the system of accounts prescribed by the SEC.


  C.  Cash and Cash Equivalents

     Enterprises   considers   all  highly   liquid   instruments
     purchased with an original maturity of three months or less to be cash equivalents.


  D.  Depreciation and Amortization

     Depreciation is computed on the declining balance method for Enterprises over the estimated useful lives of the furniture, computers and office equipment. Leasehold costs and improvements are amortized over their estimated useful lives(five years).

			 13-A of 27 pages

  E.Use of Estimates in the Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


  F.Income Taxes

     The company accounts for income taxes pursuant to Statement of Financial Accounting Standards No. 109 "Accounting For Income Taxes" (FAS 109). This standard requires that deferred income taxes be recorded for all temporary differences between the financial statement and tax basis of assets, liabilities and loss carryforwards. Deferred tax balances are based on enacted tax laws at tax rates that are expected to be in effect when the temporary differences reverse.

     The Company joins its parent and the other Entergy subsidiaries in filing a consolidated Federal income tax return. Income taxes (or benefits) are allocated to the Company in proportion to its contribution to consolidated taxable income.



2.   TRANSACTIONS WITH AFFILIATES

     Entergy  Services provides technical and consulting services and  other assistance to Enterprises at cost plus  5%  which amounted  to $31,644,611 and $26,777,586 for the years  2000 and 1999, respectively.



3.   INCOME TAXES

     The tax sharing agreement with Entergy provides that the Company will receive tax benefits for its taxable loss utilized by other members of the consolidated group. Accordingly, the Company receives the tax benefit of the cumulative losses in jurisdictions in which the Company files combined or consolidated returns (U.S. Federal, Arkansas, and Mississippi for 2000).

     Deferred income taxes are provided in recognition of temporary differences between the financial reporting and income tax basis of assets and liabilities and loss carryforwards. Deferred income tax assets (liabilities) are comprised of the following at December 31, 2000 and 1999.

							     2000           1999
     Deferred Tax Assets/(Liabilities)
	Equipment and fixed assets                        $   799,095   $    599,452
	Deferred charges and other                          6,867,877      6,867,877
	Unrealized loss on marketable securities            2,827,178      2,827,178
	Other intangible assets                             2,134,091         78,840
	Business development costs                          1,545,887      1,309,444
	Reserve for relocation                              1,720,201      1,720,201
	State net operating loss carryforwards                444,932        340,733
							   -----------    -----------
     Gross deferred tax asset/(liabilities)                16,339,261     13,743,725
	State deferred tax valuation allowance               (444,932)      (340,733)
							   -----------    -----------
     Net Deferred Tax Assets/(Liabilities)                $15,894,329    $13,402,992
							   ===========    ===========


			      13-B of 27 pages

     The ultimate realization of these deferred tax assets is dependent upon future taxable income sufficient to offset the related deductions and loss carryforwards within the applicable carryforward period. The valuation allowance is based upon management's conclusions that sufficient positive evidence, as defined by FAS 109, regarding the realization of certain tax carryforward items does not exist. Such items generally relate to state loss carryforwards in states in which Entergy or its subsidiaries do not file a combined or consolidated return.



     The provision for intercompany (benefit) expense in lieu  of federal  income taxes for the year ended December  31,  2000 and 1999 consisted of the following:


						      2000                   1999


Current:
  Federal                                      $       (17,472,921)    $      (15,200,888)
  State                                                      54,376              (252,262)
					       --------------------    -------------------
  Total Current Income Tax Expense (Benefit)           (17,418,545)           (15,453,150)

Deferred:
  Federal                                               (2,508,814)              3,026,297
  State                                                       4,732                      -
					       --------------------    -------------------
    Total Deferred Income Tax Expense                   (2,504,082)              3,026,297
					       --------------------    -------------------
Recorded Income Tax Expense (Benefit)           $      (19,922,627)    $      (12,426,853)
					       ====================    ===================


     The  Company's  total income taxes differ from  the  amounts computed  by applying the statutory Federal income tax  rate
     to   income  before  taxes.   The  primary  reason  for  the
     difference is the effect of state income taxes.

     At December 31, 2000, the Company had net operating loss carryforwards available for state income tax reporting purposes of approximately $8.4 million. These net operating loss carryforwards expire during various periods through 2019 depending on the taxing jurisdiction.



4.COMMON STOCK

     At  December  31,  2000, Enterprises is authorized,  by  its
     Charter, to issue 100,000 shares of its common stock.

     It is anticipated that Enterprises' cash flow generated by ongoing operations may not be sufficient to fund all of Enterprises' obligations. At December 31, 2000, Entergy did not have authorization from the SEC to invest in Enterprises through additional purchases of its common stock. Further investment by Entergy in Enterprises may take the form of capital contributions, loans, and/or open account advances (without interest).

			       13-C of 27 pages

5.   COMMITMENTS & CONTINGENCIES

     In June 1993, Catalyst Technologies, Inc. (CTI) filed a petition in the Civil District Court for the Parish of Orleans, Louisiana (CDC), against Electec, Inc., the predecessor Company of Enterprises. The petition alleged, among other things, breach of contract and breach of the obligation of good faith and fair dealing. In August 1997, a jury in the CDC returned a verdict against Enterprises in the amount of $346 million plus interest of approximately $118 million. In November 1997, the trial judge entered a judgement notwithstanding the verdict in favor of Enterprises in the CTI lawsuit. Finding as a matter of law that the jury's verdict was incorrect, the judge ruled that no contract ever existed between CTI and Enterprises, and that the verdict was contrary to the law and the evidence. CTI appealed this ruling to the Louisiana Court of Appeal for the Fourth Circuit, and oral argument was heard in November 1998. In March 1999, Enterprises agreed to settle the lawsuit for a $2.5 million cash payment to the plaintiffs, and dismissal of the proceeding.

     Panda Energy Corporation (Panda) has commenced litigation in the Dallas District Court naming Entergy, Entergy Power Incorporated, Entergy Power Asia LTD, and the Company as defendants. The allegations against the defendants include, among others, tortuous interference with contractual relations, conspiracy, misappropriation of corporate opportunity, unfair competition and fraud, and constructive trust issues. Panda seeks damages of approximately $4.8 billion, of which $3.6 billion is claimed in punitive damages. During 1996, the trial court granted an order that was, in effect, a summary judgment in favor of the defendants. In August 1998, an appellate court reversed the dismissal and remanded the lawsuit to the district court. Entergy and other defendants petitioned the appellate court for rehearing, but that petition was denied in October 1998. Entergy's petition to the Texas Supreme Court for review of the appellate court decision was denied in February 1999, and the case has been remanded to the district court for further proceedings. This case has been settled and all claims against Company, Entergy and its affiliates have been dismissed.

			 13-D of 27 pages

		ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.
			 For the Year Ended December 31, 2000
			   Schedule XV Statement of Income


Account                   Description                   Current Year      Prior Year

	  Income
   457    Services rendered to associate companies          $50,520,231     $58,425,791
   458    Services rendered to nonassociate companies           169,098         172,318
   418    Subsidiary Income
   419    Interest Income                                     1,140,710         944,769
   421    Miscellaneous income or loss                        2,033,139        (185,350)
							  ------------------------------
	  Total Income                                       53,863,178      59,357,528
							  ------------------------------
	  Expense
   920    Salaries and wages                                 62,858,662      41,716,326
   921    Office supplies and expenses                       15,822,224      12,275,167
   922    Administrative expense transferred - credit      (18,617,468)      (6,544,683)
   923    Outside services employed                          35,342,123      42,792,152
   924    Property insurance                                      (163)          48,182
   925    Injuries and damages                                 (12,131)         157,596
   926    Employee pensions and benefits                      (377,375)          39,609
   928    Regulatory commission expense                              58
   930.1  General advertising expenses                                2
   930.2  Miscellaneous general expenses                     10,648,583       8,771,905
   931    Rents                                               3,059,382       5,171,115
   932    Maintenance of structures and equipment                41,327           5,063
   940    Active Development
   403    Depreciation and amortization expense               2,151,018       1,990,376
   408    Taxes other than income taxes                         143,659         436,798
   409    Income taxes                                     (17,390,427)     (18,100,732)
   410    Provision for deferred income taxes               (2,503,092)       5,673,879
   416    Cost & Expense of Merchandising
      421 Gain/Loss on Dispositions
   426.1  Donations                                               5,126          10,606
   426.5  Other deductions                                       36,384
   431    Other interest expense                                 18,575          68,892
							  ------------------------------
					Total Expense        91,226,469      94,512,250
							  ------------------------------

				 Net Income or (Loss)      ($37,363,291)   ($35,154,722)
							  ==============================

			       14 of 27 pages

		 ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.
			 For the Year Ended December 31, 2000
				  Analysis of Billing

			   Associate Companies - Account 457


					     Direct     Indirect   Compensation Total
					     Costs        Costs     For Use     Amount
	Name of Associate Company           Charged      Charged   of Capital   Billed
					     457-1        457-2      457-3

Entergy Power Asia LTD                         379,638     153,722               533,360
Entergy Power International Holdings Ltd.      240,969     135,851               376,820
Entergy Edesur Holdings                       (11,764)      10,554               (1,210)
Entergy Power Chile, Inc.                      310,006     176,995               487,001
Entergy Power Edegel Inc.                      475,624     235,640               711,264
Entergy Power CBA Holding Ltd.                  32,304     (1,926)                30,378
Entergy Pakistan, Ltd.                         220,760     276,605               497,365
Entergy Power, Inc.                          1,038,363                         1,038,363
Entergy Power Gas Operations Corporation       311,912     164,172               476,084
Entergy Power Development Corp.              8,443,788   4,148,092            12,591,880
Entergy Power Operations Corp.                 539,155     191,925               731,080
Warren Power LLC                                54,017     105,079               159,096
Entergy Holding, Inc.                              789                               789
Entergy Thermal LLC                            590,069      79,028               669,097
Entergy Solutions, Ltd.                         32,614                            32,614
Entergy Technologies Holding Company           177,436                           177,436
Entergy Power Marketing Corp.               28,613,602                        28,613,602
EEI-EPG Division                             2,044,711                         2,044,711
Entergy Trading & Marketing                    148,713                           148,713
Entergy Nuclear Generation Corp.                73,426                            73,426
Entergy Nuclear, Inc.                          201,084                           201,084
Entergy Nuclear Indian Point 3 LLC              44,911                            44,911
Entergy International Holdings Ltd.             51,980     (4,449)                47,531
Entergy Power RS Cogen                         225,211     263,145               488,356
Entergy Technology Corp.                       346,479                           346,479
					    --------------------------------------------
				    TOTAL   44,585,798   5,934,433            50,520,231
					    ============================================


					15 of 27 pages

		  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

			  For the Year Ended December 31, 2000

				   Analysis of Billing

			  Nonassociate Companies - Account 458

Instruction:
Provide a brief description of the services rendered to each nonassociate company:

						    Direct   Indirect   Compensation          Excess      Total
						     Cost      Cost       For Use     Total     Or        Amount
	    Name of Nonassociate Company            Charged   Charged   of Capital    Cost    Deficiency  Billed
						     458-1     458-2       458-3                458-4
Vidalia-Catalyst (maintenance services                                                          55,440    55,440
  related to transmision lines owned by Vidalia)
Innovative Industrial Solutions, Inc.                                                           11,589    11,589
    (sale of intellectual property)
ORMET Aluminum (marketing of wholesale               102,069                         102,069             102,069
  power to third parties)

						   -------------------------------------------------------------
					    TOTAL   $102,069                        $102,069   $67,029  $169,098
						   =============================================================

				 16 of 27 pages

	      ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

			For the Year Ended December 31, 2000

Schedule XVI-Analysis of Charges for Service-Associate and Nonassociate Companies

Instructions:
Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.


				      Associate Company Charges       Nonassociate Company Charges  Total Charges for Service
				   Direct           Indirect           Direct  Indirect              Direct     Indirect
Acct        Description of Items     Cost           Cost       Total   Cost    Cost     Total        Cost       Cost      Total
920   Salaries and Wages         $31,434,121 $  3,983,360 $35,417,481   $102,069   $-  $102,069  $31,536,190 $3,983,360 $35,519,550
921   Office Supplies and Expenses 5,522,057    1,242,723   6,764,780          -   -         -     5,522,057  1,242,723   6,764,780
922   Administrative Exp
       Transferred - Credit       (3,770,183)  (1,950,680) (5,720,863)         -   -         -    (3,770,183)(1,950,680) (5,720,863)
923   Outside Services Employed   11,217,832    3,270,827  14,488,659          -   -         -    11,217,832  3,270,827  14,488,659
924   Property Insurance                   -            -           -          -   -         -             -          -           -
925   Injuries and Damages            (2,032)      (1,496)     (3,528)         -   -         -        (2,032)    (1,496)     (3,528)
926   Employee Pensions and
       Benefits                      226,273            -     226,273          -   -         -       226,273          -     226,273
928   Regulatory commission expense        -            -           -          -   -         -             -          -           -
930.1 General Advertising Expenses         -            -           -          -   -         -             -          -           -
930.2 Miscellaneous General
       Expenses                    2,149,128    1,111,952   3,261,080          -   -         -     2,149,128  1,111,952   3,261,080
931   Rents                        1,500,997      156,716   1,657,713          -   -         -     1,500,997    156,716   1,657,713
932   Maintenance of Structures and
       Equip.                              -            -           -          -   -         -             -          -           -
940   Active Development                   -            -           -          -   -         -             -          -           -
403   Depreciation and Amortization
       Expense                       636,907      198,928     835,835          -   -         -       636,907    198,928     835,835
408   Taxes Other Than Income Taxes   68,158          577      68,735          -   -         -        68,158        577      68,735
409   Income Taxes                (2,893,132)  (1,729,380) (4,622,512)         -   -         -    (2,893,132)(1,729,380) (4,622,512)
410   Provision for Deferred Income
       Taxes                      (1,112,883)    (353,253) (1,466,136)         -   -         -    (1,112,883)  (353,253) (1,466,136)
416   Cost & Exp of Merchandising          -            -           -          -   -         -             -          -           -
418   Earnings from Subsidiary             -            -           -          -   -         -             -          -           -
419   Interest Income               (381,082)           -    (381,082)         -   -         -      (381,082)         -    (381,082)
421   Other Income/Deductions              -            -           -          -   -         -             -          -           -
426.1 Donations                        2,154          390       2,544          -   -         -         2,154        390       2,544
426.5 Other Deductions                 7,232        3,742      10,974          -   -         -         7,232      3,742      10,974
431   Other Interest Expense               -            -           -          -   -         -             -          -           -
				 ---------------------------------------------------------------------------------------------------
		 TOTAL EXPENSES   44,605,547    5,934,406  50,539,953   $102,069   -   102,069    44,707,616   5,934,406  50,642,022
      Compensation for use of
	 Equity Capital
      430 Interest on Debt to
	 Associate Companies               -            -           -          -   -         -             -           -           -
				 ---------------------------------------------------------------------------------------------------
	   TOTAL COST OF SERVICE $44,605,547  $ 5,539,953 $50,539,953   $102,069   $0 $102,069   $44,707,616 $ 5,934,406 $50,642,022
				 ===================================================================================================

				17 of 27 pages

      ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC. (UNCONSOLIDATED)

			For the Year Ended December 31, 2000

Schedule XVII-Schedule of Expense Distribution by Department or Service Function

Instructions:
Indicate each departmnet or service function.  (See Instruction 01-3 General
Structure of Accounting System:  Uniform System of Accounts).

								      DEPARTMENT OR SERVICE FUNCTION
Acct                            Total                          Develop-                 Admini-      Entergy    Technical   Retail
Number Description of Items    Amount   Executive     Telecom   ment         Legal      stration    Power Mktg  Services    Business
  920 Salaries and Wages   $ 62,858,660  4,599,624    300,137   7,245,943  5,712,166   18,797,579   18,158,150  8,022,409     22,652
  921 Office Supplies and  $ 15,822,223  1,189,824          -   2,260,579  1,581,248    6,165,638    2,198,083  2,426,851          -
       Expenses
  922 Admin. Expense       $(18,617,470)(1,736,230)         -  (3,548,391)(2,217,457)  (7,306,008)           - (3,809,384)         -
       Transferred - Credit
  923 Outside Services     $ 35,342,121  3,515,198          -   5,949,808  4,148,130   13,554,886    1,786,668  6,387,431          -
       Employed
  924 Property Insurance   $       (163)         -          -           -          -         (163)           -          -          -
  925 Injuries and Damages $    (12,131)    (1,332)       456      (2,722)    (1,701)      (4,314)           -     (2,552)        34
  926 Employee Pensions and$   (377,375)         -    119,925           -          -     (603,648)           -     97,297      9,051
      Benefits
  928 Regulatory Commission$         58          -          -           -          -           58            -          -          -
	Expenses
930.1 General Advertising             2          -          -           -          -            2            -          -          -
       Expenses
930.2 Miscellaneous General$10,648,584     989,708          -   2,022,699  1,264,023    4,200,680            -  2,171,474          -
       Expenses
  931 Rents                $ 3,059,382     139,895          -     285,076    183,332    1,517,359      627,676    306,044          -
  932 Maintenance of       $    41,327           -          -           -          -       41,327            -          -          -
       Structures and
       Equipment
  940 Reserve for Active   $         -           -          -           -          -            -            -          -          -
       Development
  403 Depreciation and     $ 2,151,018     177,059     58,532     361,861    226,134      886,419          631    435,965      4,417
       Amortization Expense
  408 Taxes Other Than     $   143,661         514     25,125       1,050        656       78,269       14,639     21,512      1,896
       Income Taxes
  409 Income Taxes        ($17,390,426) (1,539,258)         -  (3,145,833)(1,965,891)  (7,811,559)     449,332 (3,377,217)         -
  410 Provision for Defer-($ 2,503,094)   (314,418)         -    (642,587)  (401,565)     (24,542)    (430,131)  (689,851)         -
       red Income Taxes
  416 Cost & Exp of
       Merchandising                 -           -          -           -          -            -            -          -          -
  421 Gain/Loss on
       Dispositions                  -           -          -           -          -            -            -          -          -
426.1 Donations            $     5,126         347          -         710        545        1,763        1,000        761          -
426.5 Other Deductions          36,385       3,331          -       6,807      4,254       14,685            -      7,308          -
  431 Other Interest       $    18,575           -          -           -          -       18,575            -          -          -
       Expenses
			   ---------------------------------------------------------------------------------------------------------
      TOTAL EXPENSES       $91,226,463 $ 7,024,262 $  504,175 $10,795,000 $ 8,533,874  $29,527,006 $22,806,048 $11,998,048  $ 38,051
			   =========================================================================================================
			       18 of 27 pages


		 ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.
			 For the Year Ended December 31, 2000
		    Departmental Analysis of Salaries - Account 920


						 Departmental salary Expense
    Name of Department                            Included in Amounts Billed to      Number of
 Indicate each department              Total      Parent     Other         Non        Personnel
   or service function                 Amount     Company  Associates   Associates   End of Year
Executive                               3,002,213             1,054,180                       4
Development, Telecom, Power Mkting,
     Technical Svcs,Security           36,689,572            19,626,150     102,069         171
Legal                                   4,162,752             1,184,039                      19
Administration                         19,004,124             2,874,673                      69



				      ---------------------------------------------------------
		     TOTAL            $62,858,661           $24,739,042    $102,069         263
				      =========================================================


			   19 of 27 pages

		 ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.
			 For the Year Ended December 31, 1999
			Outside Services Employed - Account 923


Instructions:
Provide a breakdown by subaccount of outside services employed. If the aggregate amounts paid to any one payee and included within one subaccount is less than $25,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

					Relationship
				       "A" - Associate
					 "NA" - Non
   From Whom Purchased        Address     Associate             Amount

See pages 20-A thru 20-F                                   $35,342,123
							   ===========



			     20 of 27 pages


	  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		 For the Year Ended December 31, 2000

		Outside Services Employed - Account 923


										  Relationship
										 "A"- Associate
										   "NA" - Non
	From Whom Purchased                 Address                                 Associate     Amount
Adams and Reese                      4500 One Shell Square                             NA         119,861
Adams and Reese                      New Orleans, LA  70139
Adecco Technical, Inc.               PO Box 360161M                                    NA          80,500
Adecco Technical, Inc.               Pittsburgh, PA 15250
Akin, Gump, Strauss, Hauer           1900 Penzoil Place                                NA       1,389,350
Akin, Gump, Strauss, Hauer           So. Tower 711 Louisiana Street
Akin, Gump, Strauss, Hauer           Houston, TX  77002
Allegro Development                  3500 Maple Avenue Suite 1100                      NA          40,756
Allegro Development                  Dallas,  TX 75219
Andersen Consulting LLP              PO Box 70629                                      NA       1,873,715
Andersen Consulting LLP              Chicago, IL  60673-0629
Arthur Andersen, LLP                 P.O. Box 730260                                   NA         140,235
Arthur Andersen, LLP                 Dallas, TX 75373-0260
Baker & Botts, L.L.P.                PO Box 201626                                     NA          46,104
Baker & Botts, L.L.P.                Houston, TX 77216-1626
Black, Kelly, Scruggs, & Healey      1801 K Street, NW Suite 901L                      NA          51,038
Black, Kelly, Scruggs, & Healey      Washington, DC 20006
Brownson & Associates                5590 San Felipe, Suite 610                        NA          38,365
Brownson & Associates                Houston, TX 77056
Burns and Row Enterprises, Inc.      PO Box 198842                                     NA          51,619
Burns and Row Enterprises, Inc.      Atlanta, GA  30384-8842
C.A. Keton Landman, Inc.             PO Box 707                                        NA          64,438
C.A. Keton Landman, Inc.             Sandy Hook, KY 41171
Caledonian Bank & Trust Ltd          PO Box 1043                                       NA          63,888
Caledonian Bank & Trust Ltd          Grand Cayman, BWI
Cambridge Energy Research Asso       Charles Square                                    NA         106,547
Cambridge Energy Research Asso       20 University Rd.
Cambridge Energy Research Asso       Cambridge, MA  02138
Carlo Pellegatta                     Istituto Bancario S. Paolo de Torin               NA          56,000
Carlo Pellegatta                     Via Taramelli 2, Agenzia 17
Cendant Mobility                     P.O. Box 73049                                    NA         160,218
Cendant Mobility                     Chicago, IL 60673-7049
Chadbourne & Parke                   30 Rockefeller Plaza                              NA          87,764
Chadbourne & Parke                   New York, NY 10113
Chatham Partners, Inc.               PO Box 299                                        NA         450,004
Chatham Partners, Inc.               Sumner, MI 28957
Clayton Personnel                    P.O. Box 1841                                     NA          40,956
Clayton Personnel                    Houston,  TX 77251-1841
Crestone International, LLC          PO Box 40251                                      NA         815,442
Crestone International, LLC          Atlanta, GA 30384-2521




				20A of 27 pages

	 ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		 For the Year Ended December 31, 2000

		Outside Services Employed - Account 923


										  Relationship
										 "A"- Associate
										   "NA" - Non
	From Whom Purchased                 Address                                 Associate     Amount
CT Corporation System               PO Box 4349                                        NA          37,412
CT Corporation System               Carol Stream, IL 60197
D E Jones Consulting, Inc.          12266 106th Ave                                    NA         125,484
D E Jones Consulting, Inc.          Largo, FL 33778
Delinea                             12790 Merit Drive # 718                            NA          47,550
Delinea                             Dallas,  TX 75251
Deloitte & Touche LLP               1000 Wilshire                                      NA          25,603
Deloitte & Touche LLP               Los Angeles, CA 90074
Deloitte & Touche Sociedad de       Mac-Iver 225 Casilla 3147                          NA          34,651
Deloitte & Touche Sociedad de       Santiago, Chile
Djingov, Gouginski, Kyutchucho      10 Tsar Osvoboditel Boulevard                      NA         121,881
Djingov, Gouginski, Kyutchucho      Sofia, Bulgaria
DTE Energy Services, Inc.           425 South Maint St. E201                           NA         212,500
DTE Energy Services, Inc.           Ann Arbor, MI  48107
EnCon Associates                    233 Needham Street, Ste. 30                        NA          42,600
EnCon Associates                    Newton, MA  02164
Energoproekt PLC                    51, J. Bourchier Blvd.                             NA         109,848
Energoproekt PLC                    Sofia, Bulgaria
Entergy Corporation                 PO Box 61000                                       A           43,675
Entergy Corporation                 New Orleans, LA  70161-1000
Entergy Opearations Services, Inc.  PO Box 61000                                       A        1,899,791
Entergy Opearations Services, Inc.  New Orleans, La70161
Entergy Services, Inc.              639 Loyola Avenue                                  A        1,336,646
Entergy Services, Inc.              New Orleans, LA 70113
Entergy Shaw                        8545 United Plaza Blvd                             A           44,334
Entergy Shaw                        Baton Rouge, LA 70809
Estudio Juridico Otero              Huerfanos 835, Piso 10                             NA          39,263
Estudio Juridico Otero              Santiago, Chile
Frontier 7 Plc                      9 Fridtjof Nanson Blvd.                            NA          56,045
Frontier 7 Plc                      Sofia 1000
Frontier 7 Plc                      Bulgaria
Furnas Centrais Electicas           Rua Real Grandezq 219                              NA          58,000
Furnas Centrais Electicas           Rio DeJanero Brazil
Genscape.com, Inc.                  105 Dventry Lane #300                              NA         296,895
Genscape.com, Inc.                  Louisville, KY 40223







				 20B of 27 pages

	 ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		 For the Year Ended December 31, 2000

		Outside Services Employed - Account 923


										  Relationship
										 "A"- Associate
										   "NA" - Non
From Whom Purchased                 Address                                        Associate    Amount
Gibson Dunn & Crutcher               200 Park Avenue                                    NA         238,551
Gibson Dunn & Crutcher               New York, NY 10166-0193
Golder Associates, Inc.              PO BOX 102609                                      NA          44,562
Golder Associates, Inc.              Atltanta, GA 30368
ICF Resources                        PO Box 631683                                      NA         146,639
ICF Resources                        Baltimore, MD  21263-1683
International Gas Consulting         3200 Wilcrest # 450                                NA         151,406
International Gas Consulting         Houston, TX 77042
IPS Avon Park Corporation            Chase Manhattan Bank                               NA         280,878
IPS Avon Park Corporation            New York, NY
IT Solutions                         7457 Harwin # 120                                  NA         113,793
IT Solutions                         Houston, TX 77036-2022
IS&T Staffing Group, Inc.            1770 Saint James Place Suite 330                   NA         143,761
IS&T Staffing Group, Inc.            Houston, TX 77056
Jami Montambault                     1616 Greenleaf Lane                                NA          38,284
Jami Montambault                     Charlottesville, VA 22903
John T. Boyd Company                 Four Gateway Center                                NA         180,449
John T. Boyd Company                 444 Liberty Ave., Stuite 1900
John T. Boyd Company                 Pittsburg, PA  15222-1212
John J. Ludwig                       16 Fairview Avenue                                 NA         125,000
John J. Ludwig                       Danbury, CT 06810
Jones, Day, Reavis & Pogue           51 Louisiana Ave., N.W.                            N/A         76,871
Jones, Day, Reavis & Pogue           Washington, D.C. 20001-2113
Kenneth C. Kern & Assocaites         4444 Richmond Ave.                                 N/A        151,500
Kenneth C. Kern & Assocaites         Houston, TX 77027
Kent Larsen                          dba KAL                                            NA         298,800
Kent Larsen                          3145 Caminiro Ricardo
Kent Larsen                          Olivenhain, CA 92024
Lewis Graphics                       11911 Amblewood Drive                              NA          28,054
Lewis Graphics                       Stafford, TX 77477
Lockwood Greene Engineers, Inc.      PO Box 60287                                       NA         192,037
Lockwood Greene Engineers, Inc.      Charlotte, NC  28260
Luthra & Luthra Law Office           103, Ashoka Estate                                 NA         123,257
Luthra & Luthra Law Office           Barakhamba Road
Luthra & Luthra Law Office           New Delhi, India                                   NA
McDermott, Inc., In favor of Delta   Hudson Engineering Corporation                                146,761
McDermott, Inc., In favor of Delta   PO BOX 524, Station 4                              NA
McDermott, Inc., In favor of Delta   Calgary, Alberta T2H 2N7



				 20C of 27 pages

	     ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		     For the Year Ended December 31, 2000

		    Outside Services Employed - Account 923


										  Relationship
										 "A"- Associate
										   "NA" - Non
From Whom Purchased                 Address                                        Associate    Amount
McGuire Woods Battle & Boothe       250 Avenue Louise, Bte. 64                         NA          44,963
McGuire Woods Battle & Boothe       Belgium
McKinsey & Company Inc.             Acct. Dept                                         NA         129,400
McKinsey & Company Inc.             2 Houston Center, Suite 3500
McKinsey & Company Inc.             Houston, TX 77010
Macchi di Cellere e Gangemi         Via Serbelloni 4                                   NA          50,416
Macchi di Cellere e Gangemi         20122 Milano
Malcolm Pirnie, Inc.                104 Corporate Park Drive                           NA         173,505
Malcolm Pirnie, Inc.                White Plains, NY 10602
Morgan, Lewis & Bockius, L.L.P.     PO BOX 8500 S-6050                                 NA         143,117
Morgan, Lewis & Bockius, L.L.P.     Philadelphia, PA 19178-6050
Morrison & Foerster LLP             425 Market Street, File No. 72497                  NA         450,845
Morrison & Foerster LLP             San Francisco, CA  94105-2482
Ned Tennebaum & Partners            9200 South Dadeland                                NA         131,868
Ned Tennebaum & Partners            Miami, FL 33156
NEK-EAD                             1040 Sofia                                         NA          67,000
NEK-EAD                             8 Ttisditsa, str
Nelson, Mullins, Riley & Scarb      PO BOX 11070                                       NA          65,573
Nelson, Mullins, Riley & Scarb      Columbia, SC 29211
Niskayuna Power Consultant          N Dag Reppen                                       NA          47,361
Niskayuna Power Consultant          19 Crimson Oak Street
Niskayuna Power Consultant          Niskayuna, NY 12309
O'Melveny & Meyers LLP              410 South Hope Street                              NA         150,861
O'Melveny & Meyers LLP              Los Angeles, CA  90071-2899
Oracle                              P. O. Box 71028                                    NA          24,244
Oracle                              Chicago.  IL 60694-1028
Overseas Private Investment Co      1100 New York Avenue NW                            NA          30,000
Overseas Private Investment Co      Washington, DC 20527-0001
Peter Paulissen                     10422 Brightwood Drive                             NA          41,600
Peter Paulissen                     Santa Ana, CA  92705
Petrospan S.A.                      Petroleos de Espana                                NA          50,001
Petrospan S.A.                      Paseo General Martinez Campos
Petrospan S.A.                      42 s/s
Petrospan S.A.                      Madrid, Spain
PHV Hagler Bailly, Inc.             One Memorial Drive                                 NA         175,351
PHV Hagler Bailly, Inc.             Cambridge,  MA 02142-1344
Posita Power Technologies           Not Available                                      NA         250,000



				  20D of 27 pages



	   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		   For the Year Ended December 31, 2000

		  Outside Services Employed - Account 923


										       Relationship
										      "A"- Associate
											"NA" - Non
From Whom Purchased                      Address                                        Associate    Amount
PriceWaterhouseCoopers LLP               333 Market Street, 18th Floor                      NA       1,124,373
PriceWaterhouseCoopers LLP               San Francisco, CA  94105
Public Utilities Commision of Texas      7800 Shoal Creek Blvd                              NA         100,000
Public Utilities Commision of Texas      Austin, TX 78757-1098
Quantum Asesores & Consultores           P Castellana 155-6B                                NA         100,594
Quantum Asesores & Consultores           Madrid, Spain
Rajinder Narain & Co                     Sumeet Kachwaha                                    NA          46,917
Rajinder Narain & Co                     7 Maulseri House
Rajinder Narain & Co                     Kapashera, India
RHR International                        PO BOX 95122                                       NA         225,506
RHR International                        Chicago, IL 60694-5122
Richard Ellis                            Berkeley Square House                              NA
Richard Ellis                            London
Richard Northup                          524 Fullure Rd                                     NA          73,067
Richard Northup                          Gallipolis, OH 45631
R.W. Beck                                2201 E. Camelback Rd. Suite 115B                   NA         116,494
R.W. Beck                                Phoenix, AZ  85016-3433
Science Applications International Corp. 10260 Campus Point Drive                           NA       1,699,186
Science Applications International Corp. San Diego, CA 92121-1578
Shaw International & Construction        8445 United Plaza Blvd                             NA         269,470
Shaw International & Construction        Baton Rouge, LA 70809
Simplified Solutions, Inc.               6129 Brook Drive                                   NA          54,797
Simplified Solutions, Inc.               Falls Church, VA  22044
Skadden, Arps, Slate & Meagher           1440 New York Ave., N.W.                           NA       1,001,037
Skadden, Arps, Slate & Meagher           Washington, D.C. 20005-2111
Star Staffers                            P.O. Box 926112                                    NA         307,726
Star Staffers                            Houston, TX 77292-6112
Stibbs & Burbach, P.C.                   10077 Grogan's Mill Road Suite 475                 NA          51,945
Stibbs & Burbach, P.C.                   The Woodlands, TX 77380
Stone & Webster Engineering Co.          245 Summer Street                                  NA       1,336,236
Stone & Webster Engineering Co.          Boston, MA 02205-1611
T.B. Harris, Jr. & Associates            1308 E Fourth Street, Suite 150                    NA          57,166
T.B. Harris, Jr. & Associates            Charlotte, NC 28204
Texaco Inc.                              PO BOX 4700                                        NA         100,000
Texaco Inc.                              Houston, TX  77210-4700
The Keeton Group, LLC                    C/O Peoples Bank                                   NA          65,257
The Keeton Group, LLC                    PO BOX 707
The Keeton Group, LLC                    Sandy Hook, KY 41171
Towers Perrin, Inc.                      P.O. Box 8500, s-6110                              NA          52,161
Towers Perrin, Inc.                      Philadelphia, PA 19178

				20E of 27 pages


	  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		 For the Year Ended December 31, 2000

		Outside Services Employed - Account 923


										  Relationship
										 "A"- Associate
										   "NA" - Non
From Whom Purchased                 Address                                        Associate    Amount
URS Greiner Woodward Clyde          PO BOX 101556                                     NA        1,059,969
URS Greiner Woodward Clyde          Atlanta, GA 30392
Veirano E Advogados Associados      CAIXA Postal 2748-RJ                              NA           56,418
Veirano E Advogados Associados      Av. Nilo Pecanha, 50-17 Andar
Veirano E Advogados Associados      Rio De Janeiro, Brasil
Virginia Power                      5000 Dominion Boulevard, 3NE                      NA           49,000
Virginia Power                      Glen Allen, VA 23060
Walker, W. S. & Company             Caledonian House                                  NA           32,144
Walker, W. S. & Company             PO Box 265
Walker, W. S. & Company             Georgetown, Grand Cayman
WCM Group, Inc.                     PO Box 3247                                       NA          578,842
WCM Group, Inc.                     Humble, TX  77347-3247
Whitman Breed Abbott & Morgan       200 Park Avenue                                   NA          248,392
Whitman Breed Abbott & Morgan       New York, NY  10166
Winston & Strawn                    1400 L Street, N.W.                               NA           77,947
Winston & Strawn                    Washington, DC  20005-3502
Wise Carter Child & Caraway         PO BOX 651                                        NA          203,609
Wise Carter Child & Caraway         Jackson, MS 39205

All Others (567)                                                                      NA       11,538,181

Total All                                                                                      35,342,121
											       ==========





				 20F of 27 pages

	   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		   For the Year Ended December 31, 2000

	       Employee Pensions and Benefits - Account 926


Instructions:
Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

		    Description                              Amount


This item includes primarily costs billed from Entergy
  Services, Inc. and are not benefits of EEI.               $  57,784
Reversal of prior year accrual estimate for deferred
  compensation                                               (516,070)
Costs of benefits program costs not allocated as part of
  payroll costs.                                               78,591
Equity awards adjustment                                        2,321
							    ---------

						   TOTAL    $(377,375)
							    =========






	  ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		   For the Year Ended December 31, 2000

	       General Advertising Expenses - Account 930.1

Instructions:
Provide a listing of the amount included in Account 930.1, "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

		   Name of Payee Amount                 Amount


		      Other                              $  2



							 ----
				 TOTAL                   $  2
							 ====

			    21 of 27 pages

	 ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		  For the Year Ended December 31, 2000

	     Miscellaneous General Expenses - Account 930.2


Instructions:
Provide a listing of the amount included in Account 930.2, "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Section 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.
SS441(b)(2)) shall be separately classified.

		   Description                           Amount

Active development project - Maritza Project         $10,054,172
Expats billings from ESI                                 (18,793)
Outside services from ESI                                286,227
Legal and consulting costs related to sale of
  Entergy Integrated Solutions                          (391,524)
True-up of various prior year accruals                   319,096
Clearing account 184 from balance sheet                 (159,050)
Miscellaneous                                            564,650
Write-off of fixed assets for closed offices              (6,195)
						     -----------
					  TOTAL      $10,648,584
						     ===========


       ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		For the Year Ended December 31, 2000

			 Rents - Account 931


Instructions.
Provide a listing of the amount included in Account 931, "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

	      Type of Property                         Amount

Building, Facility, & Real Property Rentals          $4,939,236
Office Equipment & Other Rentals                        216,840
Other                                                    15,039
						     ----------
					 TOTAL       $5,171,115
						     ==========

			 22 of 27 pages

    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

	    For the Year Ended December 31, 2000

	Taxes Other Than Income Taxes - Account 408


Instructions:
Provide an analysis of Account 408, "Taxes Other Than Income Taxes." Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

	    Kind of Tax                           Amount

State Franchise Tax                              $ 46,304
Payroll Tax                                        61,492
Excise Tax                                             12
Property Taxes                                     22,917
Occupation Tax                                          7
Sales & Use Tax                                     2,080
California Unitary Tax                              9,996
Miscellaneous                                         852
						 --------
				       TOTAL     $143,660
						 ========

   ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

	   For the Year Ended December 31, 2000

		  Donations - Account 426.1

Instructions:
Provide a listing of the amount included in Account 426.1, "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be in lieu of details.

	 Name of Recipient                         Amount

Pennsylvania State University                      $1,000
Texas A&M University                                  500
American Cancer Society                             1,000
Others (18)                                         2,626
						  -------
				       TOTAL      $ 5,126
						  =======

		      23 of 27 pages

     ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

	      For the Year Ended December 31, 2000

		Other Deductions - Account 426.5


Instructions:
Provide a listing of the amount included in Account 426.5,"Other
Deductions," classifying such expenses according to their nature.

   Description           Name of Payee          Amount

Club Memberships and Dues     Various           $36,384



						-------
			     TOTAL              $36,384
						=======


			   24 of 27 pages

	   ANNUAL REPORT OF ENTERGY ENTERPRISES, INC.

	      For the Year Ended December 31, 2000

	 Schedule XVIII - Notes to Statement of Income

Instructions:
The space below is provided for important notes regarding the statement of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements on pages 13A - 13D





			      25 of 27 pages

	 ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

			   Organization Chart


       DIRECTORS                 POSITION
C. John Wilder           Director
Geoffrey D. Roberts      Director
Donald C. Hintz          Director

	OFFICERS                 POSITION
Geoffrey D. Roberts      President and Chief Executive Officer,
			   Entergy Power Group
Michael P. Childers      Senior Vice President - Chief Development Officer
Michael G. Thompson      Senior Vice President-Law and Secretary
Paul J. Wielgus          Senior Vice President, Business Development
J. Bradley Williams      Senior Vice President, Business Development
Hamid Fatemi             Vice President and General Manager - Europe
Joseph T. Henderson      Vice President and General Tax Counsel
Robert A. Malone         Vice President-Engineering and Construction
Robert J. Moore          Vice President-Asset Development
Steven C. McNeal         Vice President and Treasurer
Douglas Castleberry      Vice President
Dale K. Furrow           Vice President
Turgay Gurun             Vice President
Margarita G. Jannasch    Vice President
Frederick Nugent         Vice President
Deborah S. Dudenhefer    Tax Officer
Patricia A. Galbraith    Tax Officer
Christopher J. Bernard   Assistant Secretary




			 Methods of Allocation

Indirect costs are allocated monthly to each project based on the direct
		    dollars charged to the project.









       Annual Statement of Compensation for Use of Capital Billed

			  -  Not applicable  -


			      26 of 27 pages

    ANNUAL REPORT TO THE SEC OF ENTERGY ENTERPRISES, INC.

		      Signature Clause


Pursuant to the requirements of the Public Utility Holding
Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.





		  Entergy Enterprises, Inc.
	       (Name of Reporting Company)


	       /s/ Steven C. McNeal
	       Vice President and Treasurer
	       (Signature of Signing Officer)

	       Steven C. McNeal
	       Vice President and Treasurer
	    (Print Name and Title of Signing Officer)


			   27 of 27 pages

Date:   May 1, 2001